Chimera Investment Corporation
1211 Avenue of the Americas, Suite 2902
New York, New York 10036
(212) 696-0100

November 13, 2007

VIA FACSIMILE

Karen J. Garnett
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Chimera Investment Corporation
 Registration Statement on Form S-11
 File No. 333-145525

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Chimera Investment Corporation (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 3:00 p.m., Eastern Time, on November 15, 2007, or as soon thereafter as practicable. The undersigned is aware of its obligations under the 1933 Act.

     In support of its request for acceleration, the Registrant acknowledges that:

     1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, such action does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Registrant will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Chimera Investment Corporation

By: _ /s/ A. Alexandra Denahan
A. Alexandra Denahan
Chief Financial Officer

Global Markets & Investment Banking
4 World Financial Center – 5th Floor
New York, New York 10080

212-449-6500

November 13, 2007

Via Electronic Submission

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Chimera Investment Corporation
     Registration Statement on Form S-11
     File No. 333-145525

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., as representatives of the several Underwriters, hereby join in the request of Chimera Investment Corporation that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on November 15, 2007 at 3:00 p.m., New York City time, or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: November 2, 2007

(ii)	Dates of distribution: November 2, 2007 – November 15, 2007

(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 6

(iv)	Number of prospectuses so distributed: approximately 25,000

(v)	We have been informed by the participating underwriters that they have complied and will comply with the requirements under Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH
                                    INCORPORATED
CREDIT SUISSE SECURITIES (USA) LLC
DEUTSCHE BANK SECURITIES INC.

By: Merrill Lynch, Pierce, Fenner & Smith
                                  Incorporated

By:	/s/ Michele A.H. Allong
	Name:	Michele A.H. Allong
	Title:	Assistant Vice President